Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 6 DATED AUGUST 23, 2010

TO THE PROSPECTUS DATED MARCH 31, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated March 31, 2010, as supplemented by supplement no. 1 dated April 20, 2010, supplement no. 2 dated May 18, 2010, supplemented no. 3 dated June 22, 2010, supplement no. 4 dated August 2, 2010, and supplement no. 5 dated August 13, 2010. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering; and

•	extension of our primary offering.

Status of the Offering

We commenced our initial public offering of 140,000,000 shares of common stock on November 20, 2009. On April 19, 2010 we broke escrow with respect to subscriptions received from all states where we are conducting this offering except Pennsylvania and Tennessee, which have minimum offering amounts of $33.4 million and $20.0 million, respectively. As of August 16, 2010, we had accepted aggregate gross offering proceeds of $20.0 million related to the sale of 2,020,133 shares of stock, all of which were sold in the primary offering. Accordingly, we have met the minimum offering amount required for us to accept subscriptions from Tennessee investors.

Subscribers from Tennessee and all other states where we are conducting this offering, other than Pennsylvania, should make their checks payable to “KBS Strategic Opportunity REIT, Inc.” Until we have raised $33.4 million from persons not affiliated with us or our advisor, Pennsylvania investors should continue to make their checks payable to “UMB Bank, N.A., as agent for KBS Strategic Opportunity REIT, Inc.”

Extension of the Offering

Our board of directors has approved an extension of our primary offering of 100,000,000 shares until the earlier of the sale of all 100,000,000 shares or September 30, 2011. If we have not sold all of the primary offering shares by September 30, 2011, we may continue this offering until November 20, 2012. Under rules promulgated by the SEC, in some circumstances, we could continue our primary offering until as late as May 19, 2013. If we extend our offering beyond September 30, 2011, we will provide that information in a prospectus supplement.

We plan to continue to offer shares under our dividend reinvestment plan beyond these date until we have sold 40,000,000 shares through the reinvestment of distributions. In many states, we will need to renew the registration statement or file a new registration statement to continue the offering for these periods. We may terminate this offering at any time.